FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2006

OROMIN EXPLORATIONS LTD. (File #: 0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd.  Interim Consolidated Statements. Three months ended May 31, 2006,

2.

Oromin Explorations Ltd. Form 52-109F2 Certification for Chief Executive Officer,

3.

Oromin Explorations Ltd. Form 52-109F2 Certification for Chief Financial Officer.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date:

August 8, 2006

By:

“Chet Idziszek”

Chet Idziszek

Its:

President

(Title)

August 8, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:

Chet Idziszek,

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN EXPLORATIONS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended May 31, 2006

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended May 31, 2006.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Unaudited – Prepared by Management)

	May 31, 2006	February 28, 2006

ASSETS

Current
Cash and cash equivalents	$ 4,420,213	$ 6,455,591
Receivables	33,660	36,216
Receivables – cost recovery (Note 4)	220,560	705,560
Prepaid expenses and deposits	8,147	4,872
	4,682,580	7,202,239

Investments	1,377,940	1,377,940
Equipment	9,310	8,164
Resource properties (Note 4)	4,951,446	2,546,859
Performance bond – restricted cash	128,700	132,808
	$ 11,149,976	$ 11,268,010

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 674,166	$ 717,164

Shareholders’ equity
Capital stock (Note 5)
Authorized
100,000,000 common shares without par value
40,634,088 common shares (February 28, 2006 – 40,494,088)	20,048,728	19,964,141
Contributed surplus	2,969,474	2,500,570
Deficit	(12,542,392)	(11,913,865)
	10,475,810	10,550,846
	$ 11,149,976	$ 11,268,010

Nature of operations and going concern (Note 1)

Subsequent events (Note 11)

Approved by the Board

     “Chet Idziszek”     Director              “James G. Stewart”     Director

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

(Unaudited – Prepared by Management)

	Three Months Ended May 31, 2006	Three Months Ended May 31, 2005

Expenses
Amortization	$ 1,030	$ 481
Bank charges and loan interest	254	18,931
Filing and transfer fees	4,146	5,932
Office and rent	29,725	32,524
Professional fees	41,606	27,663
Office administration recovery	-	(61,947)
Shareholder information	-	2,079
Stock-based compensation	493,491	39,667
Travel and public relations	30,724	24,693
Wages and benefits	45,340	30,465
	(646,316)	(120,488)

Other INCOME (EXPENSE)
Interest income	51,685	1,329
Foreign exchange (loss) gain	(33,896)	7,089
	17,789	8,418

Loss for the period	(628,527)	(112,070)

Deficit - beginning of period	(11,913,865)	(9,211,339)

Deficit - end of period	$ (12,542,392)	$ (9,323,409)

Basic and diluted loss per common share	$ (0.02)	$ (0.00)

Weighted average number of shares outstanding	40,601,774	27,586,303

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three Months Ended May 31, 2006	Nine Months Ended May 31, 2005

Cash flows from operating activities
Net loss for the period	$ (628,527)	$ (112,070)
Items not affecting cash
Amortization	1,030	481
Foreign exchange loss (gain)	4,108	(2,217)
Stock-based compensation	493,491	39,667
Changes in non-cash working capital items:
Receivables	2,556	(4,612)
Prepaids	(3,275)	-
Accounts payable and accrued liabilities	46,179	116,023
	(84,438)	37,272

Cash flows from financing activities
Capital stock issued for cash	60,000	178,891

Cash flows from investing activity
Expenditures on resource properties	(2,008,764)	(705,617)
Purchase of equipment	(2,176)	(4,454)
	(2,010,940)	(710,071)

Change in cash and cash equivalents	(2,035,378)	(493,908)
Cash and cash equivalents - Beginning of period	6,455,591	648,769

Cash and cash equivalents – End of period	4,420,213	154,861

Supplemental disclosure with respect to cash flows (Note 10)

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2006

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the business of exploring its resource properties.  The Company’s current oil and gas and mineral exploration activities are in the pre-production stage.  Consequently, the Company considers itself to be an exploration stage Company.  The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

As at May 31, 2006, the Company has working capital of $4,008,414 (February 28, 2006 – $6,485,075).   The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and continue to raise adequate financing.   While it has been successful in raising funds in the past, there can be no assurance the Company will be able to do so in the future.   Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.   Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures and expenditures on the exploration of its resource properties.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

Interim Unaudited Consolidated Financial Statements

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2006.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2006

4.

RESOURCE PROPERTIES

	Santa Rosa Argentina	Sabodala, Senegal	Carneirinho, Brazil	Total

Balance, February 28, 2006	$ 706,376	$ 1,796,462	$ 44,021	$ 2,546,859

Acquisition costs	-	-	58,171	58,171
Camp operation	171	815,762	-	815,933
Contractors and geological staff	10,276	550,333	1,162	561,771
Drilling	-	429,236	-	429,236
Exploration office	-	83,678	-	83,678
Insurance	-	23,820	-	23,820
Land and legal	60,564	2,102	-	62,666
Sample analysis	-	279,533	-	279,533
Travel and accommodation	16,273	73,506	-	89,779

Balance, May 31, 2006	$ 793,660	$ 4,054,432	$ 103,354	$ 4,951,446

a)

Santa Rosa, Argentina

On September 29, 2000, the Company, through its subsidiary Exploraciones Oromin, S.A. (“Oromin S.A.”), submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.   In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa Property”).   The exploration rights are for a period of six years and will be converted into exploitation rights for a period of 25 years if commercial quantities of hydrocarbons are discovered.   Upon the successful bid, the Company agreed to incur US$600,000 of exploration expenditures by March 20, 2003 (incurred) as a performance guarantee on the property.   The Company has yet to receive formal title to the Santa Rosa Property and exploration rights.   When title is received, the Company will have to post a US$600,000 performance bond.

On June 26, 2002, the Company, through its wholly owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”), a private Nevada corporation.   The agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.   Oromin, S. A. is a wholly-owned subsidiary of Cynthia.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2006

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

a)

Santa Rosa, Argentina (cont’d…)

The agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received $832,680 (US$600,000) in payment for a 17.52% effective interest in its Santa Rosa Property.  In addition, as consideration for extending the agreement, Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interests, issued 1,000,000 unregistered common shares at a value of $1,377,940 to Irie Isle Limited (“Irie”).  Cynthia is a subsidiary of Irie.  During the year ended February 28, 2005, Cynthia issued 212.415 common shares to Surge, representing the 17.52% effective interest in the Property.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

A director of the Company became a director of Surge in August 2002.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending up to US$2,297,381 on exploration and development of the Santa Rosa Property.   The LOI is subject to a number of conditions that must be fulfilled or waived by September 30, 2006 (extended from June 30, 2006 subsequent to May 31, 2006), including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement respecting the Santa Rosa Property.

b)

Sabodala, Senegal

In October 2004, the Company was awarded an exploration concession in Sénégal known as the Sabodala Project.  The exploration concession grants the Company the sole right to acquire a 100% interest in the Sabodala Project.   The Sabodala Project is held by the Oromin Joint Venture Group (“OJVG”), a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.   The Company provides exploration and management services to the OJVG.  In order to acquire its interest in the Sabodala Property, the OJVG must spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2006

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

b)

Sabodala, Senegal (cont’d…)

Under the terms of the OJVG agreement, Bendon will provide the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.   During the year ended February 28, 2006, Oromin incurred exploration and general and administrative costs as project manager and has recovered $3,329,267 (US$2.8 million) from Bendon of which $220,560 (US$200,000) was received subsequent to May 31, 2006.   Part of the recovery includes $310,172 representing reimbursement for general and administrative expenses.   The Company also received reimbursement for initial due diligence costs of $228,946, of which $219,036 was recovered in the previous fiscal year.   Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment.   Bendon will also take a lead role in arranging any production financing that the OJVG may require.   Badr holds a free carried interest until the initial USD$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

c)

Carneirinho, Brazil

During the year ended February 28, 2005, the Company and a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho gold property in north-central Brazil.  The option is structured as a two-stage option with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first option, the companies must pay the vendor US$50,000 on or before April 30, 2005 (paid), and a total of US$1,600,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the companies must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2006

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Balance as at February 28, 2006	40,494,088	$ 19,964,141	$ 2,500,570
For cash on exercise of stock options	140,000	60,000	-
Transfer from contributed surplus on exercise of stock options	-	24,587	(24,587)
Stock-based compensation (Note 6)	-	-	493,491

Balance as at May 31, 2006	40,634,088	20,048,728	2,969,474

6.

STOCK OPTIONS

The total fair value of stock options granted during the current period was $493,491 which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate

4.3%

Expected life

5 years

Annualized volatility

77%

Dividend rate

0%

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three  months ended May 31, 2006

6.

STOCK OPTIONS (cont’d…)

As at May 31, 2006, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

105,000	$ 0.20	July 4, 2006
50,000	0.16	December 1, 2008
858,000	0.25	January 22, 2009
288,000	0.25	March 3, 2009
150,000	0.30	October 29, 2009
75,000	0.40	June 1, 2010
90,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
100,000	0.80	November 22, 2010
1,665,000	1.90	February 15, 2011
270,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011

4,051,000

7.

WARRANTS

As at May 31, 2006, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,701,644	$ 0.43	November 15, 2007
625,020	1.20	January 16, 2008*
882,353	1.20	January 20, 2008*
2,058,823	1.20	February 1, 2008*
1,388,887	0.45	February 1, 2008

6,656,727

* These warrants are subject to forced conversion provisions.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2006

8.

RELATED PARTY TRANSACTIONS

	2006	2005

Office and rent	$ 13,230	$ 11,341
Professional and consulting fees	78,884	67,329
Wages and benefits	35,578	34,500

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Additional related party transactions are disclosed in Note 4 (a).

Included in accounts payable and accrued liabilities at May 31, 2006 is $68,236 (February 28, 2006 - $47,024) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	May 31, 2006	February 28, 2006

Argentina	$ 793,660	$ 706,376
Brazil	103,354	44,021
Sénégal	4,054,432	1,796,462
Canada	9,310	8,164

	4,960,756	2,555,023

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2006

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005

Non-cash operating activities
Accounts payable incurred for resource property expenditure	$ 580,784	$ 6,189
Receivables – recovery of resource property expenditures	(220,560)	(683,689)

	$ 360,224	$ (677,500)

Non-cash financing activities
Exercise of stock options	$ (24,587)	$ -
Contributed surplus allocated to capital stock on exercise of stock options	24,587	-

	$ -	$ -

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$ (580,784)	$ (6,189)
Resource property expenditure recovery in receivables	220,560	683,689

	$ (360,224)	$ 677,500

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2006

11.

SUBSEQUENT EVENTS

The following events occurred subsequent to May 31, 2006:

a)

105,000 common shares were issued pursuant to the exercise of stock options for proceeds of $21,000.

b)

The Company received $206,009 pursuant to the sale of investments and recorded a gain on the sale of $81,305.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIOD

ENDED MAY 31, 2006

OROMIN EXPLORATIONS LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED MAY 31, 2006

The following discussion and analysis, prepared as of July 20, 2005, should be read together with the interim unaudited consolidated financial statements for the three month period ended May 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended February 28, 2006 and February 28, 2005, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of exploring its resource properties located in Argentina, Sénégal and Brazil, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations are exploratory searches for hydrocarbons or minerals.  During the three month period ended May 31, 2006, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina and the Sabodala Property in Sénégal.

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and its Sabodala Property and begin exploration of its Carneirinho Property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2007.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas or mineral exploration properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

The Company’s common shares trade on the TSX Venture Exchange under the symbol “OLE”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the three month period ended May 31, 2006:

1.

The Company continued its exploration of the Sabodala Property, carrying out geochemical sampling, geophysical surveying, mechanized trenching and completing 15 diamond drill holes.  The Company spent a total of $2,257,970 on exploration of the Sabodala Property during the period.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Total revenues	nil	nil	nil
Net loss	$2,702,526	$448,169	$297,616
Basic and diluted loss per share	(0.09)	(0.02)	(0.01)
Total assets	11,268,010	3,985,105	2,990,680
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended February 28, 2006, the total assets of the Company increased to $11,268,010 from $3,985,105 as at February 28, 2005, primarily due to the sale of share capital.  The significant increase in loss during the year ended February 28, 2006 compared to the loss for the year ended February 28, 2005 is primarily due to stock-based compensation costs of $2,307,214, an increase of $2,179,396 from the prior year.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At May 31, 2006, the Company’s current assets totalled $4,682,580 compared to $1,072,014 at May 31, 2005.  The increase is due to the sale of share capital.  During the same period, current liabilities also increased to $674,166 from $1,190,245 due to the retirement of a series of loans arranged to pay exploration office costs associated with the Company’s Sabodala Property.  Included in the Company’s current liabilities was payables or accrued liabilities of $68,236 due to related parties as a result of professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $4,008,414 at May 31, 2006 as compared with a working capital deficiency of $118,231 at May 31, 2005.  As at both May 31, 2006 and May 31, 2005, the Company had no long-term debt.

At May 31, 2006, the Company had total assets of $11,149,976 as compared with $4,213,805 at May 31, 2005.  The increase is due to the sale of share capital.

Share capital as at May 31, 2006 was $20,048,728, up from $12,056,916 as at May 31, 2005 due to the sale of share capital.  During the three months ended May 31, 2006, the Company issued 140,000 shares pursuant to the exercise of stock options to generate proceeds of $60,000.

The Company's largest cash outflows in the three months ended May 31, 2006 resulted from net resource property expenditures of $2,008,764.  The most significant contribution to working capital in the three months ended May 31, 2006 was provided by the sale of share capital that generated cash proceeds of $60,000. The most significant contribution to working capital in the three months ended May 31, 2005 was provided by the sale of share capital that generated net proceeds of $178,891.

During the three months ended May 31, 2006 the Company recorded interest income of $51,685 and a foreign exchange loss of $33,896.  During the three months ended May 31, 2005 the Company recorded interest income of $1,329 and a foreign exchange gain of $7,089.

Expenses for the three months ended May 31, 2006 were $646,316, up from $120,488 for the three months ended May 31, 2005 primarily due to stock based compensation costs of $493,491.

Net loss for the three months ended May 31, 2006 was $628,527 or $0.02 per share as compared with a net loss for the three months ended May 31, 2005 of $112,070 or $0.00 per share.

Summary of Quarterly Results

	Three Months Ended May 31, 2006	Three Months Ended February 28, 2006	Three Months Ended November 30, 2005	Three Months Ended August 31, 2005	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2004	Three Months Ended August 31, 2004
Total assets	$11,149,976	$11,268,010	$4,864,799	$4,077,060	$4,213,805	$3,985,105	$3,056,139	$3,298,382
Resource properties and deferred costs	4,951,446	2,546,859	1,744,334	1,688,785	1,612,025	1,583,908	2,020,451	1,868,888
Working capital (deficiency)	4,008,414	6,485,075	423,296	(319,118)	(118,231)	(190,412)	595,177	850,901
Shareholders equity	10,475,810	10,550,846	3,686,723	2,891,758	3,023,560	2,917,072	2,752,183	2,870,860
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(628,527)	(2,283,828)	(125,288)	(181,340)	(112,070)	(65,638)	(193,535)	(81,917)
Earnings (loss) per share	(0.02)	(0.07)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)

Significant changes in key financial data from 2004 to 2006 can be attributed to expenditures on the Company’s Sabodala Property in Sénégal and its Santa Rosa property in Argentina, the sale of an effective 17.52% interest therein, the sale of share capital and stock-based compensation costs.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and the Sabodala Property and begin exploration of its Carneirinho Property.

Based on its existing working capital, the Company requires additional financing for the Santa Rosa Property if it is to proceed with drilling during the current fiscal year; for the Sabodala Project if it is to fully implement its planned exploration program thereon during the current fiscal year; and the Carneirinho Property if it is to begin exploration thereon during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	May 31, 2006	February 28, 2006

Working capital (deficiency)	$4,008,414	$6,485,075
Deficit	(12,542,392)	(11,913,865)

Capital Resources

During the three months ended May 31, 2006, the Company issued 140,000 shares pursuant to the exercise of stock options to generate proceeds of $60,000.

During the three month period ended May 31, 2005, the Company issued 800,507 shares pursuant to the exercise of warrants to generate proceeds of $144,091, 145,000 shares pursuant to the exercise of stock options to generate proceeds of $34,800 and cancelled 74,795 escrow shares in accordance with their terms of issuance.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to complete its proposed exploration programs for its Santa Rosa Property and Sabodala Project during the current fiscal year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the three months ended May 31, 2006, the Company incurred professional fees of $78,884 with companies related by directors in common.  These payments were comprised of $47,009 paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $31,875 accrued or paid to a company controlled by a director and officer of the Company for legal services.  The Company also paid wages and benefits of $35,578 to its Chief Executive Officer and incurred office and rent costs of $13,230 with companies related by way of common directors.

As at May 31, 2006, accounts payable includes $68,236 due to related parties as a result of geological consulting services incurred with a director and a company controlled by a director and legal fees incurred with a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holder to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Investments

Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Changes in Accounting Policies

There were no changes to the Company’s accounting policies during the three months ended May 31, 2006.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, investments, performance bond and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at May 31, 2006 approximately 13.4% of cash and cash equivalents is held in US dollars.  The performance bond arranged for the Santa Rosa Property is 100% US dollars and as at May 31, 2006, approximately 38% of the Company’s accounts payable and accrued liabilities are denominated in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at February 28, 2006, the Company had incurred acquisition and exploration costs of $706,376 with respect to its Santa Rosa Property in Argentina.  During the three months ended May 31, 2006, the Company incurred an additional $87,284 in exploration costs with respect to its Santa Rosa Property comprised primarily of contractor and geological staff costs of $10,726 or 11.8% of the total for the period; land and legal costs of $60,564 or 69.4% of the total for the period; and travel and accommodation costs of $16,273 or 18.6% of total for the period.

As at February 28, 2006, the Company had incurred net acquisition and exploration costs of $1,796,462 with respect to its Sabodala Property in Sénégal, following a cost recovery of $3,029,005.  During the three months ended May 31, 2006, the Company incurred an additional $2,257,970 in exploration costs with respect to its Sabodala Property comprised primarily of camp operation costs of $815,762 or 36.1% of the total for the period; contractor and geological staff costs of $550,333 or 24.4% of the total for the period; drilling costs of $429,236 or 19.0% of the total for the period; exploration office costs of $83,678 or 3.7% of the total for the period; sample analysis costs of $279,533 or 12.4% of the total for the period; and travel and accommodation costs of $73,506 or 3.2% of the total for the period.  During the three months ended May 31, 2006, the Company carried out geochemical sampling, geophysical surveying, mechanized trenching and completed 15 diamond drill holes.

Expenses for the three months ended May 31, 2006 were $646,316, up from $120,488 for the three months ended May 31, 2005 primarily due to stock based compensation costs of $493,491.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 100,000,000 common shares without par value of which 40,494,088 were outstanding at the end of the fiscal year ended February 28, 2006 and of which 40,634,088 are outstanding as of the date hereof.

As at the date hereof, the Company has the following warrants outstanding:

Number of Warrants	Exercise Price		Expiry Date
1,701,644	$0.43		November 15, 2007
625,020	$1.20	(1)	January 16, 2008
882,353	$1.20	(1)	January 20, 2008
2,058,823	$1.20	(1)	February 1, 2008
1,388,887	$0.45		February 1, 2008
6,656,727

(1) The warrants are subject to forced conversion provisions whereby after May 16, 2006 as to 625,020 warrants, after May 20, 2006 as to 882,353 warrants and after June 1, 2006 as to 2,058,823 warrants, until the expiry date of the warrants, if the weighted average trading price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
50,000	$0.16	December 1, 2008
858,000	$0.25	January 22, 2009
288,000	$0.25	March 3, 2009
150,000	$0.30	October 29, 2009
75,000	$0.40	June 1, 2010
90,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
100,000	$0.80	November 22, 2010
1,665,000	$1.90	February 15, 2011
270,000	$2.02	April 21, 2011
100,000	$2.13	May 4, 2011
3,946,000

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Oromin Explorations Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ending May 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

July 24, 2006

“Chet Idziszek”

Chet Idziszek

President

Form 52-109F2 – Certification of Interim Filings

I, Naomi Corrigan, Chief Financial Officer of Oromin Explorations Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

July 24, 2006

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer